Jeffrey S. O’Connor 312-861-2026 joconnor@kirkland.com	200 East Randolph Drive Chicago, Illinois 60601 312 861-2000 www.kirkland.com

April 12, 2006

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Sara W. Dunton

Re:	Wholesale Auto Receivables Corporation
Registration Statement on Form S-3
Filed March 21, 2006
File No. 333-131524

Ladies and Gentlemen:

On behalf of Wholesale Auto Receivables Corporation (the “Depositor”) and in response to the letter (the “Comment Letter”) dated March 30, 2006 from the staff (the “Staff”) of the Securities and Exchange Commission to Richard V. Kent, Esq., the Depositor’s General Counsel, we submit Amendment No. 2 to the above-referenced Registration Statement on Form S-3, marked to show changes from the Amendment No. 1 to Registration Statement as filed on March 21, 2006. The Amendment No. 2 reflects changes made in response to the Comment Letter.

The numbered paragraphs below set forth the Staff’s comments in italicized text together with the Depositor’s responses. The numbers correspond to the numbered paragraphs in the Comment Letter. Page references in the Depositor’s responses are references to the page numbers in the typeset version of the amendment, copies of which are being provided to Rolaine Bancroft, of the Staff, via courier. Unless otherwise noted, the use of “we,” “us” and similar terms refers to the Depositor, in its capacity as the registrant and the issuer under Regulation AB.

London	Los Angeles	Munich	New York	San Francisco	Washington, D.C.

Securities and Exchange Commission

Division of Corporate Finance

April 12, 2006

Prospectus Supplement

Capitalization of the Trust, page S-2

1.	We note your response to prior comment 9 that the issuing entities formed by the Depositor in connection with the transaction will be master trusts. We also note your response that you will issue securities as a result of the “retirement of previously issued securities.” Please confirm that the master trusts will be structured within the limitations of Item 1101(c)(3)(i) of Regulation AB. Refer to section III.A.2.f of the Regulation AB Adopting Release (Release No. 33-8518).

Response: The Depositor confirms that the issuing entities formed by the Depositor in connection with the transactions contemplated by this registration statement that are master trusts will be structured within the limitations of Item 1101(c)(3)(i) of Regulation AB.

Base Prospectus

Liquidity and Credit Support, page 42

2.	We note your response to prior comment 14 that you expect to use interest rate or currency swaps. If you intend to use currency swaps, please revise the second to last paragraph of this section to describe them here. Please also delete your reference to “other derivative products.”

Response: We have revised the disclosure on page 42 of the base prospectus and included bracketed language on pages S-2 and S-41 of the prospectus supplement in response to the Staff’s comment.

We hope that the foregoing has been responsive to the Staff’s comments.

If you have any questions related to this letter, please contact the undersigned at (312) 861-2026.

Sincerely,

/s/ JEFFREY S. O’CONNOR

Jeffrey S. O’Connor

Securities and Exchange Commission

Division of Corporate Finance

April 12, 2006

cc:	Richard V. Kent, Esq., Capital Auto Receivables, Inc.
Elizabeth A. Raymond, Mayer, Brown, Rowe & Maw LLP